Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of ECD Automotive Design, Inc. (formerly known as EF Hutton Acquisition Corporation I) on Form S-1 of our report dated March 27, 2023, which includes an explanatory paragraph as to EF Hutton Acquisition Corporation I’s ability to continue as a going concern, with respect to our audits of the financial statements of EF Hutton Acquisition Corporation I as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and the period from March 3, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Boston, MA

January 17, 2024